Annual Report

Cover Page

Name of issuer:

Cornteen LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 7/14/2020

Physical address of issuer:

330 E. 71st Street Apt. 5E
New York NY 10021

Website of issuer:

https://comingtogethermovie.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:

Total Assets:	$6,753.00	$15,486.00
Cash & Cash Equivalents:	$6,753.00	$15,486.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$195,941.00	$169,741.00
Revenues/Sales:	$10,850.00	$23,300.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$873.00	$1,684.00
Net Income:	($34,133.00)	($50,344.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Cornteen LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Erik Bork	Screenwriting consultant	Funclub Unlimited	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Erik Bork	Managing Director	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Funclub Unlimited (100% owned by Erik Bork)	Membership Interests	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a

date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan
INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

In order to prosper, the success of the company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.

Reliance on management – except as set forth in this agreement, decisions with respect to the management of company will be made by its manager in the manager's sole discretion. The success of the picture will largely depend on the quality of the management of the company. The manager, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company and the picture. Although the manager believes that the manager have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the manager will perform adequately or that the company's operations will be successful. Investors will receive an economic interest in the project via revenue sharing, but shall not be participants in the management or the operations of the manager, the company or the picture. Accordingly, except as otherwise set forth in this agreement, an investor will have no right to vote on, or to veto actions of the manager, will have no creative control, and manager-approved actions may be approved despite the investor's dissent from such actions. Neither the company, the manager nor any of the manager's advisors have managed or produced a feature film previously, and no assurance can be had that their efforts will be successful for the picture.

Manager's conflicts of interest – the manager is not required to render exclusive services in connection with the picture or the company. The manager, the production team and the talent have interests in a variety of activities other than acting as managers

to the company, including involvement with the production of other films. In addition, the manager, the production team and the talent may organize companies that are similar to the company in the future. The manager may be a principal in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the manager's, the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the manager may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Indemnification – under certain circumstances the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete the assets of the company.

Working capital requirements and the potential need for additional financing –there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories, such as the company and the managers, do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. Should the company be unsuccessful in raising those funds, it may have difficulty completing the movie. In addition, it is anticipated that raising additional funds will result in additional dilution of each investor's investment.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment which should be carefully considered by each prospective investor to determine whether an investment is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment.

Dependence on key personnel – the company's future success depends, in significant part, upon the continued service of the individuals that constitute the production team and the managers' advisors. Neither the company nor the managers maintains key personal life insurance for any team member or employee. Furthermore, the company's and the managers' success is dependent on the ability of the company and the

managers to attract top talent, both within the production team and the cast of the picture, which cannot be guaranteed. The company's and the managers' inability to attract such talent or the loss of the services of one or more members of the production team could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture. Additionally, the company may elect to forego the purchase of a completion bond or other types of production-related insurance for the picture, resulting in certain losses relating to any of the picture's key personnel, equipment, locations and/or film footage being uninsured which could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture.

COVID 19 - The recent outbreak of COVID 19 across the globe has created additional challenges for independent filmmakers, production companies, and the entertainment industry as a whole, the final outcome of which is impossible to predict. Although the production company is staying optimistic and adaptable in their efforts to deliver a viable film to the market for their investors, the situation has created an additional risk that has never been seen before in the history of film. As the world continues to go through this change, it is only natural that the traditional infrastructures, markets, and revenue streams will continue to change with it, with no guarantee of success. The final result of COVID 19 on the entertainment industry and the world at large is completely outside of the production company's control, and a total loss of principle investment could be one such outcome. This risk needs be accepted and acknowledged by anyone looking to invest during this time. Also, with the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling.

The creation of a film is tied to external forces and events outside of the control of the company. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project. Such forces and events could include, but are not limited to, weather, terrorist attacks, and labor issues. There is no assurance that labor difficulties affecting production will not arise, including but not limited to union strikes. If such labor difficulties arise, film production and, hence, return to investing members could be delayed or diminished.

The company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and

employees to the highest standards of professionalism while making the film, and will do due diligence in hiring processes to ensure there are no hidden liabilities introduced by our cast and crew, the success of films is largely predicated on public perception of the performers, which can change through no fault of our own. If it is learned at any point that those team members were involved in inappropriate, immortal, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the picture itself. Although some of these problems may be covered by company's insurance for the picture, significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Payment of future distributions and the amounts thereof will be dependent upon the company' earnings, financial requirements, and other factors. No assurances can be given that the company will operate profitably or declare and pay any future distributions. Any future return on investment to investors will depend upon successful operation of the company.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the film could earn money in the marketplace, it is possible that revenue could not reach The company as a result of a third party claiming bankruptcy or refusal to pay.

Competitive industry – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in

all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

Commercial success – the picture's success is primarily dependent on audience acceptance of the picture, which is extremely difficult to predict and, therefore, inherently risky. Many films are produced each year and never released. Many films are released each year, which are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have therefore become increasingly important. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. Neither the managers nor the company can predict the economic success of the picture because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Neither the managers nor the company can assure investors that the picture will generate enough revenue to offset its distribution and marketing costs, leading to a return on investment.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty. Filmmaking is competitive and artistic taste among audiences and festival programmers vary widely. The completion of the film in and of itself does not guarantee it will succeed in the marketplace, critically or financially.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in

first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Foreign distribution of a motion picture (i.e. outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations such that investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Industry/Technology changes – Film is distributed through the use of technology, the means of which has evolved steadily in the past decades. While currently the road to festival release, theatrical distribution, and VOD is clear, technology shifts may complicate or delay distribution. Neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure investors that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD's, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels, the company's business, operations or financial condition could be materially

business, operations or financial condition could be materially adversely affected.

Subject to the terms and conditions of this agreement, the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds. Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers such a sale would be in the best interest of the company. In addition, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers places a greater emphasis on the skills and judgment of the managers and the managers' advisors and therefore makes it imperative that prospective investors carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder.

Inherent uncertainty of projections – the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company/project.

The motion picture industry is highly competitive, with much of a film's success depending on the skill of its distribution strategy. As an independent producer, the company aims to negotiate with major distributors for release of the film. The production team is committed to making the film an attractive

production team is committed to making the film an attractive product in theatrical and other markets, but there are no guarantees that the film will be successful in the market.

The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company/film.

Erik Bork is a part-time officer, and there are zero full time officers in the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options: Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$192,891	General operations
1/2023	Section 4(a)(2)		$2,446	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Erik Bork
Amount Invested	$2,446.00
Transaction type	Other
Issue date	01/03/23
Relationship	Manager

Total net founder/member contributions from Erik Bork since Cornteen LLC's inception to cover various expenses.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions,

arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this reporting. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. The "Risk Factors" section has a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

A romantic comedy that asks: Can a relationship work across the political divide?

Milestones

Cornteen LLC was organized in the State of California in July 2020.

Since then, we have:

- Film was released in 8/14/25 on Amazon and other pay-to-rent platforms, and on Tubi 10/14/25.

- From a multiple Emmy-winning writer-producer of HBO's BAND OF BROTHERS (Hanks/Spielberg production).

- The film is a feel-good exploration of a timely serious topic - in a light-hearted romcom package.

- Distribution deals are in place for U.S. including theatrical & digital, and a non-U.S. sales agent.

- Filmmakers will split revenue 50-50 with investors after investors recoup 120%.

- Film has received over $120K in non-recoupable grants & tax-deductible donations, outside Wefunder.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $10,850 compared to the year ended December 31, 2024, when the Company had revenues of $23,300. These revenues consisted entirely of grants and donations used to complete and market the film, other than $700 in initial screening fees in 2025.

- *Assets.* As of December 31, 2025, the Company had total assets of $7,553, including 7,553 in cash. As of December 31, 2024, the Company had $15,486 in total assets, including $15,486 in cash.

- *Net Loss.* The Company has had net losses of $34,133 and net losses of $50,344 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $195,941 for the fiscal year ended December 31, 2025 and $169,741 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to

establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy.

Runway & Short/Mid Term Expenses

Cornteen LLC cash in hand is $7,528.97, as of February 2026. Over the last three months, revenues have averaged $272/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $120/month, for an average net margin of $152 per month.

We completed the film this company was set up to produce and released it via distribution deals. We've mostly concluded spending or seeking funding for new activities and are awaiting first revenue reports from the digital release. Initial reports from our foreign sales agents have indicated additional deals having been made for distribution outside the U.S. and Canada, however not yet with funds received beyond the sales agent's upfront payment for services (i.e. resulting in funds to be split with this company per agreement with them).

We do not have a specific expectation about profitability or timing as it's dependent on distribution partners securing new foreign deals and on digital release generating revenue which is as yet unknown. Some revenue has begun with college screening fees and we expect some revenue to continue to come of unknown amounts. Expenses will probably be minimal related to modest marketing efforts.

We are not profitable at this point. We are not seeking more funding to be profitable. Now that the film is in distribution, profitability could be reached within five years, if it is reached, or by roughly 2030. But there are no guarantess of that.

We do not have other sources of capital besides funds raised through Wefunder and the donations and grants mentioned above and in the financial statements. We also raised additional funds through donations (mentioned in the financial statements).

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Erik Bork, certify that:

(1) the financial statements of Cornteen LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Cornteen LLC included in this Form reflects accurately the information reported on the tax return for Cornteen LLC filed for the most recently completed fiscal year.

Erik Bork
Screenwriting consultant

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.comingtogethermovie.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Erik Bork

Appendix E: Supporting Documents

CORNTEEN_LLC_signed_operating_agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Coming Together Film Funding Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Erik Bork

  Appendix E: Supporting Documents

    CORNTEEN_LLC_signed_operating_agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cornteen LLC

By

Erik Bork

Erik Bork
Writer-Director-Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Erik Bork

Writer-Director-Producer
2/23/2026